SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ORMAT TECHNOLOGIES INC.
(Name of Issuer)
Ordinary Shares, $0.001 par value per share
(Title of Class of Securities)
686688102
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 686688102

1	NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
IDB Development Corporation Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,206,744

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,206,744

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,206,744

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.33% *

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Based on 50,672,520 Ordinary Shares outstanding as of December 31, 2018, as provided by the issuer.
Page 2 of 7 pages

CUSIP NO. 686688102

1	NAMES OF REPORTING PERSONS/
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Eduardo Sergio Elsztain

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,219,416 *

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,219,416 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,219,416 *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.35% **

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*See Item 4. The 3,219,416 Ordinary Shares consist of (i) 3,206,744 Ordinary Shares held directly by Clal Insurance Enterprises Holdings Ltd. ("CIEH" and the "CIEH Shares", respectively), an affiliate of IDB Development Corporation Ltd., an Israeli corporation, whose debentures are traded in the Tel Aviv Stock Exchange ("IDB Development") of which: (a) 120,594 Ordinary Shares are held by CIEH for its own account (nostro), and (b) 3,086,150 Ordinary Shares held for members of the public; (ii) 11,467 Ordinary Shares held directly by Epsilon Investment House Ltd. ("Epsilon" and the “Epsilon Shares”, respectively), an indirect subsidiary of Discount Investment Corporation Ltd., an Israeli public corporation (“Discount Investment”); (iii) 830 Ordinary Shares held by Cellcom Israel Ltd. ("Cellcom" and the “Cellcom Shares”), an indirect subsidiary of Discount Investment; and (iv) 375 Ordinary Shares held by Bay Side Land Corporation Ltd. ("Bay Side" and the "Bay Side Shares"), an indirect subsidiary of Discount Investment.

** Based on 50,672,520 Ordinary Shares outstanding as of December 31, 2018, as provided by the issuer.

Page 3 of 7 pages

Item 1.
(a)	Name of Issuer: Ormat Technologies Inc. (the "Issuer").

(b)	Address of Issuer’s Principal Executive Offices: 6140 Plumas St., Reno, Nevada 89519-6075, USA

Item 2.

(a)          Name of Person Filings:

Eduardo Sergio Elsztain
IDB Development Corporation Ltd.

(b)	Address of Principal Business Offices or, if none, Residence:

Eduardo Sergio Elsztain - 108 Bolivar St. (C1006AAD) Ciudad Autónoma de Buenos Aires, Argentina.

IDB Development Corporation Ltd. – 3 Azrieli Center Triangular Tower 44th floor, Tel Aviv 6602301, Israel

(c)	Citizenship or Place of Incorporation:

Mr. Elsztain - Argentina

IDB Development Corporation Ltd. – Israel

(d)	Title of Class of Securities:

Ordinary Shares, $0.001 par value per share ("Ordinary Shares").

(e)	CUSIP Number:

686688102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Mr. Elsztain holds indirectly through companies in his control (i) 100% of the shares of IDB Development, and (ii) 78.22% of the shares of Discount Investment. IDB Development holds 25.3% of the shares of CIEH of which approximately 20.3% of the shares are held by a Trustee as described in the next paragraph. Discount Investment holds 67.44% of the shares of Property and Building Corporation Ltd. which in turn holds 51.70% of the shares of Bay Side. Discount Investment holds 100% of the shares of Koor Industries Ltd. which in turn holds 68.75% of the shares of Epsilon and 46.81% (of voting rights, but only 43.87% of the equity) of the shares of Cellcom.

While Mr. Elsztain is the Reporting Person herein, Mr. Elsztain disclaims beneficial ownership of the Ordinary Shares reported as held by CIEH herein, primarily as a result of the following: On August 21, 2013, the Israeli Supervisor of Capital Markets, Insurance and Savings (the "Commissioner of Insurance") appointed Mr. Moshe Terry (the "Trustee") to hold, as trustee, IDB Development means of control in CIEH, including the voting power, except for 5% which remains held by IDB Development, and instructed IDB Development to dispose of its interest in CIEH.

3,086,150 of the CIEH Shares are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of CIEH. Consequently, this Statement shall not be construed as an admission by Mr. Elsztain that he is the beneficial owner of these CIEH shares covered by this Statement.

 All of the Epsilon Shares are held by portfolio management and/or mutual funds, which are managed by Epsilon Investment House Ltd. and/or Epsilon Mutual Funds Management (1991) Ltd. for the accounts of third-party clients. Epsilon Investment House Ltd. and Epsilon Mutual Funds Management (1991) Ltd. each operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts. Consequently, this Statement shall not be construed as an admission by Mr. Elsztain that he is the beneficial owner of any Ordinary Shares held by Epsilon covered by this Statement and disclaims beneficial ownership of such shares.

    (a)          Amount beneficially owned:  see row 9 of cover page of the reporting persons.

(b)	Percent of class: see row 11 of cover page of the reporting persons

Page 4 of 7 pages

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: see row 5 of cover page of the reporting persons

(ii)	Shared power to vote or to direct the vote: see row 6 of cover page of the reporting persons and note in Item 4 above.

(iii)	Sole power to dispose or to direct the disposition of: see row 7 of cover page of the reporting persons

(iv)	Shared power to dispose or to direct the disposition of: see row 8 of cover page of the reporting persons and note in Item 4 above

Item 5.
Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Clal Insurance Enterprises Holdings Ltd.
Discount Investment Corporation Ltd.
Koor Industries Ltd.
Epsilon Investment House Ltd.
Cellcom Israel Ltd.
Property and Building Corporation Ltd.
Bay Side Land Corporation Ltd.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019

BY: IDB DEVELOPMENT CORPORATION LTD. for itself
and on behalf of EDUARDO SERGIO ELSZTAIN

BY:	/s/ Sholem Lapidot /s/ Aaron Kaufman
Sholem Lapidot and Aaron Kaufman, authorized signatories of IDB DEVELOPMENT CORPORATION LTD., on behalf of Eduardo Sergio Elsztain, pursuant to an agreement annexed as Exhibit 1 to this Schedule 13G.

Page 6 of 7 pages

EXHIBIT NO.    DESCRIPTION

Exhibit 1	Authorization letter dated April 30, 2018 authorizing IDB Development Corporation Ltd. to file this Statement on Schedule 13G on behalf of the Reporting Person.

Page 7 of 7 pages